INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

DECEMBER 31, 2006

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of Energy Metals Corporation for the six months ended December 31, 2006 have been prepared by, and are the responsibility of, the Company’s management. These interim consolidated financial statements have not been reviewed by the Company’s external auditors.

ENERGY METALS CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT DECEMBER 31
(Unaudited)

	December 31,	June 30,
	2006	2006
	$	$
ASSETS
Current
Cash and cash equivalents	41,486,400	25,947,294
Short-term investments (Note 4)	30,907,286	53,826,750
Receivables	235,492	115,612
Prepaid expenses and deposits	719,221	292,918

Total current assets	73,348,399	80,182,574

Long-term investments (Note 5)	10,445,936	3,113,586
Non-refundable deposit (Note 6)	-	557,500
Reclamation bonds (Note 7)	6,265,263	557,500
Property, plant and equipment (Note 8)	19,355,890	9,824,427
Mineral properties (Note 9)	50,093,397	26,389,003

Total assets	159,508,885	120,624,590

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	1,876,469	527,864

Asset retirement obligation (Note 10)	2,124,533	915,266
Future income taxes	13,378,177	6,019,000

Total liabilities	17,379,179	7,462,130

Shareholders' equity
Capital stock (Note 11)	154,886,871	126,140,507
Contributed surplus (Note 11)	7,516,980	3,912,155
Commitment to issue shares (Note 11)	1,525,000	1,525,000
Deficit	(21,799,145)	(18,415,202)

Total shareholders’ equity	142,129,706	113,162,460

Total liabilities and shareholders’ equity	159,508,885	120,624,590

Nature and continuance of operations (Note 1)
Commitments (Note 16)
Subsequent events (Note 17)

On behalf of the Board:

“Paul Matysek”	Director	“James G.G. Watt”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY METALS CORPORATION
INTERMIN CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended December 31		Six months ended December 31
	2006	2005	2006	2005
	$	$	$	$

EXPENSES
Advertising and promotion	195,373	25,604	301,206	59,618
Amortization	130,631	7,006	196,972	16,018
Automobile	14,036	-	18,681	-
Bank charges and interest	34,470	1,403	40,781	3,158
Consulting fees	553,999	200,838	1,007,031	313,078
Directors fees	89,826		89,826
Filing and regulatory fees	129,505	22,130	146,590	27,030
Insurance	193,454	19,463	251,589	20,713
Management fees	61,500	97,500	114,000	135,000
Office and miscellaneous	80,921	34,433	167,514	53,627
Professional fees	520,219	64,353	877,016	100,534
Rent	66,605	16,963	135,964	16,860
Repairs and maintenance	24,342	-	52,182	-
Salaries and benefits	734,565	28,919	1,262,432	62,541
Scanning and maps	113,303	-	192,939	-
Stock-based compensation	2,519,736	763,750	4,105,989	846,143
Telephone	28,591	9,482	45,698	14,991
Transfer agent	18,467	6,129	32,284	9,526
Travel	176,060	53,976	281,423	80,681
Loss before other items	5,685,603	1,351,949	9,320,117	1,759,518

OTHER ITEMS
Accretion of reclamation obligation	(19,876)	-	(39,433)	-
Gain on sale of marketable securities	3,910,023	-	4,424,002	-
Interest income	724,242	145,056	1,513,042	263,949
Foreign exchange gain (loss)	86,442	(2,769)	20,760	(23,503)

	4,700,831	142,287	5,918,371	240,446

LOSS BEFORE INCOME TAXES	(984,772)	(1,209,662)	(3,401,746)

FUTURE INCOME TAX RECOVERY	17,803	-	17,803	-

LOSS FOR THE PERIOD	(966,969)	(1,209,662)	(3,383,943)	(1,519,072)

DEFICIT, BEGINNING OF PERIOD	(20,832,176)	(13,192,643)	(18,415,202)	(12,883,233)

DEFICIT, END OF PERIOD	(21,799,145)	(14,402,305)	(21,799,145)	(14,402,305)

LOSS PER COMMON SHARE	(0.01)	(0.04)	(0.05)	(0.06)

Weighted average number of common shares	66,750,196	27,554,352	65,772,891	26,440,386

The accompanying notes are an integral part of these interim consolidated financial statements.

ENERGY METALS CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended		Six months ended
	December 31		December 31
	2006	2005	2006	2005
	$	$	$	$
CASH FLOWS FROM OPERATING
ACTIVITIES
Loss for the period	(966,969)	(1,209,662)	(3,383,943)	(1,519,072)
Items not affecting cash:
Accretion of reclamation obligation	19,876	-	39,433	-
Amortization	130,631	7,006	196,972	16,018
Foreign exchange on asset retirement obligation	78,014	-	78,014	-
Future income taxes recovery	(17,803)	-	(17,803)	-
Gain on sale of marketable securities	(3,910,023)	-	(4,424,002)	-
Stock-based compensation	2,519,736	763,750	4,105,989	846,143
Unrealized foreign exchange gain	85,077	-	85,077	-

Changes in non-cash working capital items:
Decrease (increase) in receivables	(53,393)	33,922	(50,197)	(18,969)
Increase in prepaid expenses	(274,059)	(587,814)	(408,644)	(589,600)
Increase (decrease) in accounts payable
and accrued liabilities	1,442,330	13,779	1,265,707	(39,190)

Net cash used in operating activities	(946,583)	(979,019)	(2,513,397)	(1,304,670)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired on acquisition of subsidiary	-	-	5,614,982	-
Acquisition of mineral properties	(2,338,720)	(1,105,564)	(4,362,678)	(2,626,670)
Additions to property and equipment	(6,431,125)	(21,019)	(7,112,134)	(36,145)
Non-refundable deposit	-	-	557,500	-
Proceeds on sale of marketable securities	14,496,917	-	27,665,967	-
Purchase of long term investment	-	-	(8,000,000)	-
Reclamation bonds	(4,153,882)	-	(5,640,937)	-
Recovery of mineral property costs	-	23,552	-	35,592

Net cash used in investing activities	1,573,190	(1,103,031)	8,722,700	(2,627,223)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	5,521,195	13,081,875	9,329,803	14,224,253
Share issue costs	-	(325,750)	-	(325,750)

Net cash provided by financing activities	5,521,195	12,756,125	9,329,803	13,898,503

Change in cash during the period	6,147,802	10,674,075	15,539,106	9,966,610

Cash, beginning of period	35,338,598	18,994,282	25,947,294	19,701,747

Cash, end of period	41,486,400	29,668,357	41,486,400	29,668,357

Supplementary disclosure with respect to cash flow (Note 10)

The accompanying notes are an integral part of these interim consolidated financial statements.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activities include the acquisition, development and exploration of uranium properties.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent upon the Company’s ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management’s opinion, been properly prepared using careful judgement with reasonable limits of materiality. These Interim consolidated financial statements should be read in conjunction with the consolidated annual financial statements for the year ended June 30, 2006. The significant accounting policies followed are consistent with those disclosed in the consolidated financial statements for the year ended June 30, 2006. The significant differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles are disclosed in Note 14.

3.	ACQUISITION OF SUBSIDIARIES

a)	Quincy Energy Corp.

On July 10, 2006, the Company acquired all of the issued and outstanding shares of Quincy Energy Corp., a publicly trading company listed on the TSX Venture Exchange under the symbol QUI on the basis of 0.20 shares of the Company for every 1.00 common share of Quincy. The acquisition is accounted for using the purchase method.

Total cost of acquisition was $19,527,047 consisting of the issuance of 10,232,602 common shares with a fair value of $13,627,736, stock options allowing the holders to acquire 652,000 common shares of which the fair value is $2,263,180, warrants allowing the holders to acquire 1,325,974 shares of which the fair value is $2,968,481 and the cancellation of its shares in Quincy at a cost of $667,650. Quincy’s operating results were recognized in the consolidated statement of operations beginning on July 10, 2006, the effective date of the acquisition.

The allocation of the purchase cost of Quincy’s assets and liabilities is as follows:

Cash	$5,614,982
Receivables	69,684
Prepaid expenses and deposits	17,659
Reclamation Bond	66,826
Accounts payable and accrued liabilities	(82,897)
Mineral properties	18,516,396
Future tax liability	(4,675,603)
$19,527,047

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

3.	ACQUISITION OF SUBSIDIARIES (cont’d…)

b)	Springer Mining Company

On November 21, 2006, the Company acquired all the shares of Springer Mining Company (“Springer”) from an arms-length party for cash consideration of $5,078,700. The acquisition is accounted for using the purchase method.

The allocation of the purchase cost of Springer’s assets and liabilities is as follows:

Land	$334,066
Plant and equipment	7,360,934
Future tax liability	(2,616,300)
Cost of acquisition	$5,078,700

4.	SHORT-TERM INVESTMENTS

	December 31	June 30
	2006	2006
	$	$

Bankers acceptances	29,896,995	46,503,088
Marketable securities	1,010,291	7,323,662

	30,907,286	53,826,750

The bankers acceptances have effective interest rates of 4.16% to 4.27% and mature on dates ranging from January 10, 2007 to April 5, 2007. The quoted fair market value of the marketable securities as at December 31, 2006 was $4,331,230 (June 30, 2006 - $7,378,162)

5.	LONG-TERM INVESTMENTS

	December 31	June 30
	2006	2006
	$	$

Quincy Energy Corp.	-	667,650
High Plains Uranium Inc.	10,445,936	2,445,936

	10,445,936	3,113,586

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

5.	LONG-TERM INVESTMENTS (cont’d …)

The quoted fair market value of the long-term investments as at December 31, 2006 was $17,803,736 (June 30, 2006 - $3,714,985).

On August 15, 2006, the Company entered into a letter of intent to acquire all of the issued and outstanding shares of High Plains Uranium Inc. (“High Plains”). Subsequent to December 31, 2006, the Company completed the acquisition. See Note 16 (b).

6.	NON-REFUNDABLE DEPOSIT

On November 16, 2005, the Company paid a non-refundable deposit of US$500,000 to Quincy pursuant to an acquisition agreement to acquire all the issued and outstanding shares of Quincy. On July 10, 2006, the acquisition was completed and the deposit was refunded (Note 3).

7.	RECLAMATION BONDS

Reclamation bonds consist of bonds and other cash payments made as security to cover the cost of reclamation of the related properties. Once the reclamation of the properties is complete, the bond will be returned to the Company.

8.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2006			June 30, 2006

		Accumulated	Net Book		Accumulated	Net
	Cost	Amortization	Value	Cost	Amortization	Book Value
	$	$	$	$	$	$
Land	334,066	-	334,066	-	-	-
Plant and machinery	16,990,902	-	16,990,902	9,299,008	-	9,299,008
Drilling equipment	205,428	13,792	191,636	-	-	-
Computer equipment	542,542	145,863	396,679	206,979	65,206	141,773
Office equipment	188,065	64,479	123,586	155,105	45,696	109,409
Automobiles	519,462	102,643	416,819	289,647	25,399	264,248
Leasehold improvements	22,496	9,840	12,656	13,333	3,344	9,989

	18,802,961	336,617	18,466,344	9,964,072	139,645	9,824,427

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

9.	MINERAL PROPERTIES

	Six months ended	Year ended
	December 31, 2006	June 30, 2006
	$	$
Acquisition costs:
Balance, beginning of period	26,038,861	3,206,248
Additions:
Contractual	19,995,888	23,529,098
Filing fees	1,280,952	328,942
Lease payments	203,829	348,993
Staking	134,858	154,626
Title search	781	47,312
	47,655,169	27,615,219
Costs recovered	(392,948)	(1,576,358)

Balance, end of period	47,262,221	26,038,861

Exploration costs:
Balance, beginning of period	350,142	22,664
Additions:
Assay	1,233	-
Consulting fees	542,136	180,448
Drafting	38,583	73,468
Drilling	1,172,547	17,297
Maps	38,014	14,595
Permitting	244,915	-
Reports	44,460	35,053
Roads	250,307	-
Shed and signage	26,864	-
Storage	1,007	-
Tools	89,736	-
Truck lease	23,300	4,660
Travel	-	1,957
Utilities	7,932	-

Balance, end of period	2,831,176	350,142

Total costs	50,093,397	26,389,003

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

a)

On July 19, 2004, the Company entered into an agreement with William Sheriff, who subsequently became a director of the Company to acquire a 100% interest in advanced uranium properties known as Aurora Project – New U Claims in Oregon and Velvet Project – UT in Utah. As consideration, the Company issued 1,000,000 common shares valued at $350,000. In addition, the Company issued 100,000 common shares valued at $35,000 as a finder’s fee.

Under the terms of this agreement, the Company was granted a right of first refusal to acquire the interest of the vendor in other properties located in Arizona, Wyoming, Colorado, New Mexico, Nevada, Utah and Texas.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

9.	MINERAL PROPERTIES (cont’d…)

b)	On September 24, 2004, the Company entered into an agreement to acquire a 100% interest in the Frank M Uranium property in Utah. As consideration, the Company is required to pay the following amounts:

US$	15,000	Upon signing (paid)
	20,000	First anniversary (paid)
	25,000	Second anniversary(paid)
	40,000	Third anniversary
US$	100,000

In addition, the Company is required to issue the following common shares:

10,000	First anniversary (issued at a fair value of $12,000)
10,000	Second anniversary (issued at a fair value of $56,000)
10,000	Third anniversary
30,000

c)

On October 25, 2004, the Company entered into an agreement to acquire a 100% interest in certain mineral claims and leases located in Arizona and Wyoming. As consideration, the Company issued 500,000 common shares valued at $750,000.

d)

On October 25, 2004, the Company entered into an agreement with William Sheriff to acquire a 100% interest in certain mineral claims and leases located in Arizona and Wyoming. As consideration, the Company issued 1,250,000 common shares valued at $1,875,000.

e)

On November 5, 2004, the Company entered into an agreement with Quincy to grant a 50% interest in certain mineral properties located in Arizona. The Company received US$10,000 and is entitled to receive the following shares in Quincy:

125,000	Upon regulatory approval (received at a fair value of $70,000)
40,000	December 31, 2005 (received at a fair value of $26,400)
85,000	December 31, 2006
100,000	December 31, 2007
125,000	December 31, 2008
175,000	December 31, 2009
650,000

On July 10, 2006, the Company acquired Quincy and the above entitlements were cancelled.

f)

On February 4, 2005, the Company entered into an agreement to acquire a 100% interest in the Congress Property in Utah. As consideration, the Company paid US$15,000 and issued 10,500 common shares valued at $18,900. The claims are subject to a 5.1% NRI.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

9.	MINERAL PROPERTIES (cont’d…)

g)

On May 18, 2005, the Company entered into an agreement with Quincy to option a 51% interest in the Company’s Aurora property in Oregon. The Company received US$25,000 and is entitled to receive the following shares in Quincy:

1,000,000	Upon execution of agreement (received at a fair value of $660,000)
333,333	May 18, 2007
333,333	May 18, 2008
333,334	May 18, 2009
2,000,000

On July 10, 2006, the Company acquired Quincy and the above entitlements were cancelled.

h)

On June 1, 2005, the Company entered into an agreement with a William Sheriff for the use of certain exploration databases and was granted the right to sublicense these databases in exchange for a 20% fee on any consideration received. The Company subsequently sublicensed various records and data regarding a uranium mining project in S. Africa to Uranco Inc. The Company received US$67,000. An amount of US$13,400 was paid to him in respect of this sale pursuant to this agreement.

i)

On June 20, 2005, the Company entered into an option agreement with Glen Hawk Minerals Ltd. (“GHM”) in respect of certain staked claims known as the San Rafael Property in Utah. Under the terms of the agreement, GHM is entitled to a 51% interest upon completion of the following:

	i)	Pay US$ 15,000 upon execution of agreement (received)
	ii)	Pay US$ 20,000 (received) and issue 600,000 shares in GHM (received at a fair value of $54,000)
	iii)	Issue 850,000 shares in GHM over the next five years
	iv)	Incur US$ 1,100,000 of exploration expenditures with the next 5 years.

On May 30, 2006, GHM terminated the option agreement.

j)

On June 20, 2005, the Company entered into an option agreement with Thelon Ventures Ltd. (“Thelon”) to grant a 51% interest in certain staked claims known as the White River Valley property in Nevada. As consideration, the Company is entitled to receive the following:

	i)	Cash payment of US$10,000 upon execution of agreement (received)
	ii)	Cash payment of US$10,000 (received) and 500,000 shares in Thelon (received at a fair value of $40,000)
	iii)	750,000 shares in Thelon over the next 5 years (received 100,000 at a fair value of $17,500)

In addition, Thelon is required to incur exploration expenditures of US$1,000,000 over the next 5 years. An additional 29% interest can be earned by Thelon in exchange for funding a bankable feasibility study.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

9.	MINERAL PROPERTIES (cont’d…)

k)

On August 23, 2005, the Company exercised its right of first refusal granted in an agreement dated July 19, 2004 with William Sheriff to acquire all of his interest in various uranium properties. As consideration, the Company has made a commitment to issue the following shares:

i)	500,000	Upon regulatory approval (issued at a fair value of $1,525,000)
ii)	500,000	January 5, 2006 (issued at a fair value of $1,525,000)
iii)	500,000	January 5, 2007

l)

On September 16, 2005, the Company entered into an agreement with United Nuclear Corporation to acquire the technical data pertaining to national and international uranium properties for cash consideration of $842,800.

m)

On October 24, 2005, the Company entered into an agreement with John Wold to acquire the technical data pertaining to uranium properties. As consideration, the Company issued 219,100 common shares valued at $701,120 and paid cash consideration of $750,720.

n)

On November 16, 2005, the Company entered into an agreement with Powertech Industries Inc. (“Powertech”) to sell its 100% interest in certain properties located in South Dakota. As consideration, the Company received 1,000,000 common shares and 1,250,000 share purchase warrants valued at $1,370,000 in Powertech upon closing. The Company is entitled to 2% to 4% royalties.

o)

On March 10, 2006, the Company acquired all of the issued and outstanding shares of Standard Uranium Inc. (“Standard”). Included in the assets of Standard are the Palangana mineral properties located in Duval County, Texas.

p)

On July 10, 2006, the Company acquired all the issued and outstanding shares of Quincy. Included in the assets of Quincy are gold properties with a fair value of $916,000. The gold properties are as follows:

i)	Quartz Mountain

On October 15, 2003, the Company entered into an option agreement with Seabridge Corporation to acquire a 50% interest in 67 unpatented mining claims located in Lake County, Oregon. Under the terms of the agreement, the Company is required to incur:US$1,500,000 exploration expenditures by October 15, 2007 and issue 40,000 shares in the Company upon completion of exploration expenditures

ii)	Rattlesnake Hills:

On October 14, 2004, the Company entered an option agreement with Bald Mountain Mining Co. to acquire a 100% interest in the Rattlesnake Hills property located in Natrona County, Wyoming. Under the terms of the agreement, the Company is required to incur US$4,850,000 exploration expenditures by August 14, 2010

iii)	Lewiston:

On October 14, 2004, the Company entered an option agreement with Bald Mountain Mining Co. to acquire a 100% interest in the Lewiston property located in Freemont County, Wyoming. Under the terms of the agreement, the Company is required to incur US$550,000 exploration expenditures by August 14, 2010.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

9.	MINERAL PROPERTIES (cont’d…)

iv)	Miller:

In January 2004, the Company entered into a mining lease agreement with Pacific Gold Corporation to lease 21 unpatented lode claims located in Esmeralda County, Nevada. Under the terms of the agreement, the Company is required to incur US$95,000 exploration expenditures by January 23, 2008 and make US$45,000 advance royalty payments by January 23, 2008. If production has not commenced production by January 23, 2008, the Company is required to incur US$100,000 exploration expenditures and make US$50,000 advance royalty payments for each year thereafter.

v)	Lantern:

On July 31, 2003, the Company entered into a mining lease agreement with Newmont Mining Corporation for patented fee land totaling 1,123 acres and also received a quit claim deed for 340 acres consisting of 17 unpatented mining claims. These properties are located in Pershing County, Nevada. Under the terms of the agreement, the Company is required to incur US$300,000 exploration expenditures by July 31, 2012 and US$100,000 exploration expenditures for each year after July 31, 2012

vi)	Silver Bow:

On February 21, 2003, the Company entered into a mining lease agreement with Donald K. Jennigs and Renegrade Explorations to acquire the exclusive right to explore and mine on 73 unpatented lode Federal claims located in Nye County, Nevada. Under the terms of the agreement, the company is required to incur US$90,000 exploration expenditures by February 21, 2008 and US$50,000 exploration expenditures for each year thereafter.

q)

On July 10, 2006, the Company acquired all the issued and outstanding shares of Quincy. Included in the assets of Quincy are uranium properties with a fair value of $17,600,396. The uranium properties are as follows

i)	Elliott Lake:

On February 10, 2005, the Company entered into an option agreement Canada Enerco Corp. to earn up to 75% interest in 10 provincial mineral claims located in Buckles Township, Ontario.   Under the terms of the agreement, the Company is required to make a cash payment of Cdn$100,000 by February 8, 2008, issue 40,00 shares by February 8, 2008 and incur Cdn$850,000 exploration expenditures by September 1, 2008

vii)	Hosta Butte, McKinley and Hansen:

On March 8, 2005, the Company entered into an option agreement with NZ Uranium LLC to earn a 65% interest in 3 separate properties known as the Hosta Bute and McKinley properties in New Mexico and Hansen (Tallahhassee Creek) property in Colorado. Under the terms of the agreement, the Company is required to incur US$4,025,000 exploration expenditures by September 18, 2010 and issue 210,000 shares in the Company for each property by September 18, 2010

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

9.	MINERAL PROPERTIES (cont’d…)

viii)	Crownpoint:

On May 12, 2005, Quincy entered into an option agreement with NZ Uranium LLC to earn a 65% interest in the Crownpoint property located in McKinley County, New Mexico. Under the terms of the agreement, the Company is required to incur US$3,875,000 exploration expenditures by May 12, 2009 and issue 550,000 shares in the Company by May 12, 2009

r)

On August 4, 2006, the Company entered into an option agreement with Bluerock Resources Ltd. (“Bluerock”) in respect of the Skull Creek property in Colorado. Under the terms of the agreement, Bluerock is entitled to 65% interest upon completion of the following:

	i.	Pay US$6,000 upon execution of agreement (received).
	ii.	Issue 300,000 shares in Bluerock upon regulatory approval (received).
	iii.	Issue 600,000 shares in Bluerock on January 1, 2007.
	iv.	Issue 600,000 shares in Bluerock on January 1, 2008
	v.	Issue 500,000 shares in Bluerock on January 1, 2009
	vi.	Issue 500,000 shares in Bluerock on January 1, 2010
	vii.	Issue 500,000 shares in Bluerock on January 1, 2011
	viii.	Incur US$2,500,000 in exploration expenditures by December 31, 2010

An additional 10% interest can be earned by Bluerock for funding a bankable feasibility study within 24 months following exercising of option.

s)

On August 17, 2006, the Company entered into an option agreement with Magnum Uranium Corp. (“Magnum”) in respect of the San Rafael property located in Utah. Under the terms of the agreement, Magnum is entitled to 65% interest upon completion of the following:

	i.	Pay US$30,000 upon execution of agreement (received).
	ii.	Issue 150,000 shares in Magnum upon regulatory approval (received).
	iii.	Issue 100,000 shares in Magnum by August 17, 2008
	iv.	Issue 100,000 shares in Magnum by August 17, 2009
	v.	Issue 100,000 shares in Magnum by August 17, 2010
	vi.	Issue 150,000 shares in Magnum by August 17, 2011
	vii.	Incur US$1,000,000 in exploration expenditures by August 17, 2011

An additional 15% interest can be earned by Magnum by issuing 250,000 shares.

t)

On November 24, 2006, the Company entered into an agreement with Magnum to sell its data relating to its Converse County, Wyoming property. As consideration, Magnum is required to make the following cash payments:

	i.	US$ 30,000 upon signing (received)
	ii.	US$ 70,000 on February 24, 2007
	iii.	US$ 100,000 on November 24, 2007

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

9.	MINERAL PROPERTIES (cont’d…)

u)	On December 18, 2006, the Company entered into an agreement with Powertech to sell its data relating to its Converse County, Wyoming property. As consideration, Magnum is make the following payments:

	i.	$300,000 upon signing
	ii.	$300,000 on March 1, 2007
	iii.	$400,000 on July 1, 2007

The above payments may be made by shares in Powertech computed at the greater of $1.83 per share and the 5 day Volume Weighted Average Price prior to date of payment.

10.	ASSET RETIREMENT OBLIGATION

	December 31	June 30
	2006	2006
	$	$
Balance, beginning of period	915,266	-
Liabilities assumed on acquisition of property	1,091,820	928,400
Unrealized foreign exchange loss (gain)	78,014	(37,399)
Interest accretion	39,433	24,265

Balance, end of period	2,124,533	915,266

The amount represents an accrued estimate of costs that would be incurred to restore the property, plant and equipment to the condition that existed prior to its operation. As the Company plans to operate the plant, no reclamation work is currently planned. Once the plant is operational, the accrual will be adjusted in accordance with estimated reclamation costs to be incurred.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

		Capital	Contributed
	Number	Stock	Surplus
	Of Shares	$	$

Authorized:
Unlimited number of common shares
without par value

Issued:

Balance as at June 30, 2005	24,627,772	34,874,778	1,175,618
Acquisition of subsidiary	10,166,672	12,033,712	882,472
Private placements	14,700,000	71,350,000	-
Exercise of options	1,296,250	1,520,050	-
Exercise of share purchase warrants	2,301,931	3,401,777	-
For mineral properties	1,589,600	4,307,020	-
Stock-based compensation	-	-	2,479,411
Share issue costs	-	(2,492,176)	-
Agent’s warrants	-	-	520,000
Conversion of options on exercise	-	1,145,346	(1,145,346)

Balance as at June 30, 2006	54,682,225	126,140,507	3,912,155
Acquisition of subsidiary	9,999,602	13,627,736	5,231,661
Exercise of options	1,366,993	3,575,858	-
Exercise of share purchase warrants	1,390,244	5,753,945	-
For mineral properties	10,000	56,000	-
Stock-based compensation	192,000	1,128,960	2,977,029
Conversion of options on exercise	-	4,603,865	(4,603,865)

Balance as at December 31, 2006	67,641,064	154,886,871	7,516,980

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Commitment to issue shares

The Company is committed to issue 500,000 (June 30, 2006 – 500,000) common shares valued at $1,525,000 (June 30, 2006 - $1,525,000), being the value of the shares at the date the obligation arose.

Stock options and warrants

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 6,764,106 common shares of the Company. Under the plan, the exercise price of each option shall not be less than the average closing price as calculated on the date of grant. The options can be granted for a maximum term of 5 years and vest 20% every six months after date of granting..

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$

Outstanding, June 30, 2005	5,446,052	2.52	1,930,000	1.31
Granted	5,617,764	6.45	3,080,100	4.32
Exercised	(2,301,931)	1.48	(1,296,250)	1.17
Cancelled	(25,000)	1.50	(6,250)	1.70

Outstanding, June 30, 2006	8,736,885	5.33	3,707,600	3.85
Granted	-	-	1,215,000	7.12
Exercised	(1,737,087)	4.103	(1,020,150)	1.61
Issued upon acquisition of	1,323,474	4.22	652,000	2.83
subsidiary
Cancelled	(700)	3.25	-	-

Outstanding, December 31, 2006	8,322,572	5.41	4,554,450	4.96

Number currently exercisable	8,322,572	5.41	2,677,350	4.60

As at December 31, 2006, incentive stock options and share purchase warrants were outstanding as follows:

	Number of shares	Exercise Price	Expiry Date
Options	50,000	1.70	January 21, 2007
	88,750	2.40	May 13, 2007
	25,000	2.50	March 17, 2008
	180,000	7.00	June 20, 2008
	10,000	US$1.25	December 3, 2008
	192,000	1.27	April 11, 2009
	50,000	5.77	July 17, 2009
	80,000	3.00	November 1, 2009
	587,500	3.07	November 30, 2009
	490,000	3.15	December 1, 2009
	150,000	4.15	January 30, 2010
	65,000	2.80	February 1, 2010
	275,000	4.00	February 20, 2010
	187,200	2.00	March 8, 2010
	695,000	7.10	April 21, 2010
	130,000	5.53	June 30, 2010
	20,000	5.90	July 16, 2010
	185,000	5.20	August 29, 2010
	75,000	5.20	September 29, 2010
	400,000	6.46	October 20, 2010
	70,000	3.75	October 25, 2010
	185,000	7.90	October 27, 2010
	64,000	4.11	February 24, 2011
	300,000	9.50	December 19, 2011

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants
	980,000	2.00	February 1, 2007
	535,512	5.50	April 1, 2007
	1,494,033	4.00	April 19, 2007
	110,000	5.50	April 6, 2008
	2,462,500	6.50	April 6, 2008
	47,764	5.50	April 13, 2008
	2,587,500	6.50	April 13, 2008
Agent’s Compensation Options
	105,263	4.00	April 19, 2007

Each agent’s compensation option is exercisable into one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $4.00 until April 19, 2007.

Stock-based compensation

During the six months ended December 31, 2006, the Company recognized stock based compensation of $4,105,989 (2005 - $846,143) in the statement of operations as a result of shares issued and incentive stock options granted and vested. The weighted average fair value of options granted was $2.77 (2005 - $1.12) per share.

The fair value of all compensatory options and warrants granted is estimated on grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

Risk-free interest rate	3.34%
Expected life	2 - 3 years
Volatility	48-56%
Dividend rate	0.00%

12.	RELATED PARTY TRANSACTIONS

During the six months ended December 31, 2006, the Company paid management fees of $114,000 (2005 - $135,000) to companies controlled by directors.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

13.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, long-term investments, non-refundable deposits, reclamation bonds and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

14.	SEGMENTED INFORMATION

The Company’s one reportable operating segment is the acquisition and exploration of mineral properties. Geographic information is as follows:

	December 31	June 30
	2006	2006
	$	$

Capital assets:
Canada	108,480	92,416
U.S.A.	69,340,807	36,121,014

	69,449,287	36,213,430

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31	June 30
	2006	2006
	$	$

Cash paid during the year for interest	-	-

Cash paid during the year for income taxes	-	-

Cash and equivalents:
Cash balances	19,941,625	3,619,195
Bankers acceptances	21,544,775	22,328,099

	41,486,400	25,947,294

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d…)

Significant non-cash transactions for the six months ended December 31, 2006 were as follows:

a)	Issuance of 10,232,602 common shares valued at $13,627,736 and granting of stock options and warrants at a fair value of $5,231,661 to acquire Quincy Energy Corp.
b)	Cancellation of 1,165,000 shares in Quincy Energy Corp. at a cost of $667,650 as a result of the acquisition.
c)	Issuance of 192,000 shares valued at $ 1,128,960 for a signing bonus and milestones reached by employees.
d)	Issuance of 10,000 common shares valued at $56,000 for the acquisition of mineral properties.
e)	Receipt of short-term investments valued at $322,500 as the recovery of mineral properties.

Significant non-cash transactions for the six months ended December 31, 2005 were as follows:

f)	Issuance of 510,500 common shares valued at $1,543,900 as partial settlement for commitment to issue shares
b)	Issuance of 229,100 common shares valued at $713,120 for acquisition of mineral properties
c)	Receipt of 500,000 common shares of Thelon Ventures Ltd. valued at $40,000 as recovery of mineral properties.
d)	Receipt of 600,000 common shares of Glen Hawk Minerals Ltd. valued at $54,000 as recovery of mineral properties
e)	Receipt of 40,000 common shares of Quincy Energy Corp. valued at $26,400 as recovery of mineral properties

16.	COMMITMENTS

a)	The Company has entered into operating lease agreements for premises with the following annual lease commitments:

2008	$175,682
2009	133,586

$309,268

b)

On August 15, 2006, the Company entered into a letter of intent (“LOI”) to acquire all the issued and outstanding shares of High Plains by way of share exchange at a deemed value of $1.15 per High Plains common share. Under the terms of the LOI, the Company subscribed for $8 million of convertible secured debentures of High Plains. The debentures will be convertible at the price of $0.93 per High Plains common share. The LOI also contemplates that the Company and High Plains will enter into a joint venture option agreement in respect of High Plains' interests in the Gas Hills and North Platte Complex properties in the State of Wyoming. Subsequent to December 31, 2006, the acquisition was completed.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

17.	SUBSEQUENT EVENTS

Subsequent to December 31, 2006, the Company:

a)	Issued 8,750,292 common shares for acquisition of High Plains. See Note 16(b).

b)	Issued 55,650common shares for cash of $200,435 upon the exercise of outstanding stock options.

c)	Issued 1,266,792 common shares for cash of $3,668,093 upon the exercise of outstanding share purchase warrants.

d)	Granted stock options for 757,500common shares exercisable at prices from $9.97 to $11.01 per share expiring in January 2011.